

January 27, 2025

Andrew Leaver
Chief Executive Officer
Arqit Quantum Inc.
1st Floor, 3 Orchard Place
London, SW1H 0BF United Kingdom

> **Re: Arqit Quantum Inc.**
> **Registration Statement on Form F-3**
> **Filed January 17, 2025**
> **File No. 333-284343**

Dear Andrew Leaver:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Monica Holden